Memorandum

TO: Ms. Keira Ino, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D. C. 20549

FROM:

Marie G. Vanover

John G. Webster

DATE:

April 26, 2006

SUBJECT:

Timberline Resources Corporation.

PREVIEW COPY of Excerpts of FORM 10SB/A/4 Financial Statements

Your File Number 000-51549

Ms. Ino:

This memo is included as part of this correspondence to explain the changes that were made in light of our communications from April 5, 2006 through today.  The pages of the financial statements included are only those that were changed due to the comments.

Comment #2 – Regarding Convertible Debt

The balance sheet, statement of operations and statement of cash flows at September 30, 2005 (pages 69,70 and 72) have been corrected to show the fair value of the derivative netted against the carrying value of the debt.  This had no net income effect. However, the amortization of the derivative was changed from “debt issuance cost” to “amortization of discount on convertible debt”.  Further the note disclosures for September 30, 2005 have been revised to reflect this discount and to remove any reference to deferred debt issuance cost asset (pages 82 and 87).

Per our conversations, the financial statements have been amended to reflect the application of the effective interest method for the amortization of the debt discount and cash interest paid for the loan initiated during the September 30, 2005 fiscal year.  In the attached spreadsheet, the amortization expense for each quarter includes both the cash paid and the amortization of the discount.  At the beginning of the loan period, the majority of the expense is attributed to the cash paid, while toward the end of the loan the majority of the expense is attributed to the discount.  The September 30, 2005 financial statements and notes have been edited to reflect the amortization expense totaling $1,735 (of which $1,041 is applied to interest expense and $694 is applied to amortization of the discount).  The spreadsheet details the calculation itself.

The Company could not use the same calculation on the second loan in December 2005.  The effective interest method, as applied above, mathematically does not work when there is no loan balance and there is cash interest being paid.  Per our conversations, it was understood that the Commission allows companies to adjust the loan balance from $0 to $1 in order for the calculation to actually work (as any number multiplied by zero is zero). However, the cash interest paid on the loan each month causes the calculation to yield negative interest expense and a negative loan balance.  In fact, it is impossible to yield any amortization expense with a loan balance of less than $1,000 (which we were told would not be an acceptable opening balance to use)

The Company has chosen to use an alternate calculation that is very similar to the effective interest method, and yields nearly the same result.  The normal effective interest calculation (as shown in the first loan) calculates an interest expense that is greater than the cash interest paid.  The difference is then applied to the discount, until the entire amount of the discount is expensed by the end of the loan.  The alternative is to exclude the cash interest paid from the calculation and apply all the interest from the calculation to the debt discount and record the interest paid separately.  As you can see from the second worksheet, by excluding the cash interest paid, the calculation yields positive interest as well as a positive loan balance, increasing over the loan period until it equals the actual cash value of the loan.

It must be understood that the use of the interest method in such strained circumstances substantially changes the usual expected amortization.  Substantially most (i.e. 90% or more) of total amortization will take place in the last year of any multiple year amortization.  This inadvertently results in understating the liability on the balance sheet in the prior periods.

Both methods yield very similar balances in that during the first months of the loan the interest attributed to the discount is much less than the cash interest paid, while the reverse is true in the final months of the loan.

Similarly to the September financial statements, the December financial statements have been adjusted to reflect this change in the amortization expense on the statements of operations.  The cash interest paid has been allocated to interest expense and the difference has been allocated to amortization of discount on debt in amounts that tie to the accompanying worksheets.

We would be happy to discuss any questions or clarifications you might have on the corrections made to the financial statements of Timberline Resources Corporation.  We can be reached at (509) 838-5111

Thank you for taking the time to review these revisions.

Regards

/s/ John G. Webster

John G. Webster

Williams & Webster, P.S.

Certified Public Accountants

Spokane, WA

Timberline Note amortization
NOTE 2 -12/31/05		Loan Information and Cash Interest Paid		Effective Interest Method
		Date of Loan	12/1/2005	Loan Amt	100,000.00
		Loan Amount	100,000.00	Discount	99,999.00	*
		Interest Rate	0.10	Effective Interest Rate	6.09
				Net balance of loan	1.00	*

		Loan Interest					Interest and
		Paid in Cash			Net Balance		Amort Expense
				Amortization	of Loan after		at each year
				Expense	Amortization		reporting date	***
12/31/2005	1 month	833.33		(1) 0.51	1.51		834.84	**
3/31/2006	1 quarter	2,500.00		2.29	3.80		2,502.29
6/30/2006	1 quarter	2,500.00		5.79	9.59		2,505.79
9/30/2006	1 quarter	2,500.00		14.60	24.19		2,514.60		8,357.53	9/30/06 FYE Expense
12/31/2006	1 quarter	2,500.00		36.83	61.02		2,536.83
3/31/2007	1 quarter	2,500.00		92.90	153.93		2,592.90
6/30/2007	1 quarter	2,500.00		234.33	388.26		2,734.33
9/30/2007	1 quarter	2,500.00		591.08	979.34		3,091.08		10,955.15	9/30/07 FYE Expense
12/31/2007	1 quarter	2,500.00		1,490.95	2,470.29		3,990.95
3/31/2008	1 quarter	2,500.00		3,760.75	6,231.05		6,260.75
6/30/2008	1 quarter	2,500.00		9,486.10	15,717.15		11,986.10
9/30/2008	1 quarter	2,500.00		23,927.66	39,644.81		26,427.66		48,665.46	9/30/08 FYE Expense
12/31/2008	2 months	1,666.67		60,354.96	99,999.77		62,021.86		62,021.86	9/30/09 FYE Expense

Total Interest (amortization) expense		30,000.00		99,998.77			130,000.00	**	130,000.00

* In order to use the interest method, there must be at least a $1 net balance of the loan at the initiation of the loan.
** Rounded $1.00 and then $0.23 to adjust for the difference in the actual discount and the discount used in the interest method calculation
*** On the Financial Statements, this will be split between interest expense (for the cash interest paid) and amortization of debt discount (for the difference)

(1) - Interest is calculated by multiplying the Effective Interest Rate by the Net balance of the loan (starting with $1), dividing by twelve (for the first month's interest), four (for the quarterly interest from 3/31/06 to 9/30/08) and then by six (for the final 2 months of interest).  This then calculates only the amortization of the discount.  the Cash interest paid is recorded as interest as the Company pays it and is not included in the effective interest calculation as doing so would yield negative balances for interest and net loan balance

Timberline Note amortization
NOTE 1 - 9/1/05		Loan Information and Cash Interest Paid		Effective Interest Method
		Date of Loan	9/1/2005	Loan Amt	125,000.00
		Loan Amount	125,000.00	Discount	102,690.00	101,996.15
		Interest Rate	0.10	Effective Interest Rate	0.93
				Net balance of loan	22,310.00

		Loan Interest
		Paid in Cash			Net Balance	Annual
				Amortization	of Loan after	Amort. & Interest
				(1) Expense*	Amortization**	Expense****
9/30/2005	1 month	1,041.67		1,735.51	23,003.85	1,735.51	9/30/05 FYE Expense
12/31/2005	1 quarter	3,125.00		5,368.47	25,247.31
3/31/2006	1 quarter	3,125.00		5,892.03	28,014.34
6/30/2006	1 quarter	3,125.00		6,537.78	31,427.12
9/30/2006	1 quarter	3,125.00		7,334.22	35,636.34	25,132.50	9/30/06FYE Expense
12/31/2006	1 quarter	3,125.00		8,316.54	40,827.88
3/31/2007	1 quarter	3,125.00		9,528.11	47,230.99
6/30/2007	1 quarter	3,125.00		11,022.41	55,128.40
9/30/2007	1 quarter	3,125.00		12,865.45	64,868.86	41,732.52	9/30/07 FYE Expense
12/31/2007	1 quarter	3,125.00		15,138.61	76,882.46
3/31/2008	1 quarter	3,125.00		17,942.25	91,699.72
6/30/2008	1 quarter	3,125.00		21,400.19	109,974.91
9/1/2008	2 months	2,083.33		17,110.08	125,001.66	71,589.47	9/30/08 FYE Expense
Total Interest (amortization) expense		37,500.00		140,191.66		140,190.00	***

			37,500.00	2,937.31
			102,690.00
Total interest like payments or charges			140,190.00

* This includes both the cash interest paid and the debt discount amortization
** Net loan balance increases only by the difference in the amortization expense and the cash interest paid (the amortization of the debt discount)
*** Rounded $1.66
**** On the Financial Statements, this will be split between interest expense (for the cash interest paid) and amortization of debt discount (for the difference)

(1) - Interest is calculated by multiplying the Effective Interest Rate by the Net balance of the loan (starting with $1), dividing by twelve (for the first month's interest), four (for the quarterly interest from 12/31/05 to 6/30/08) and then by six (for the final 2 months of interest).  This calculation includes the cash interest paid monthly.

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
BALANCE SHEETS
		September 30,
		2005	September 30,
		(Restated)	2004
ASSETS
CURRENT ASSETS
Cash		$174,270	$111,155
PROPERTY AND EQUIPMENT
Equipment, net of depreciation		457	586
~~OTHER ASSETS~~
~~Deferred debt issuance costs from derivatives issued, net~~		~~99,838~~	~~-~~
TOTAL ASSETS	$	~~274,565~~ 174,727	$111,741

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable		$38,896	$35,233
Related party payables		16,454	8,677
Notes payable - related party, net		-	65,000
Accrued interest		-	1,922
Deferred lease income		56,302	-
TOTAL CURRENT LIABILITIES		111,652	110,832

LONG-TERM LIABILITIES
Convertible notes payable - related party , net		~~125,000~~ 23,004	-
Derivative from convertible debt		112,085	-
TOTAL LONG-TERM LIABILITIES		~~237,085~~ 135,089	-
COMMITMENTS AND CONTINGENCIES		-	-

STOCKHOLDERS' EQUITY
Preferred stock, $0.01 par value; 10,000,000 shares
authorized, none issued and outstanding		-	-
Common stock, $0.001 par value; 100,000,000 shares
authorized, 7,266,125 and 5,783,125 shares issued
and outstanding, respectively		7,266	5,783
Additional paid-in capital		2,984,217	2,527,650
Accumulated deficit prior to exploration stage		(2,015,258)	(2,015,258)
Accumulated deficit during exploration stage		( ~~1,050,397~~ 1,048,239 )	(517,266)
TOTAL STOCKHOLDERS' EQUITY		74,172	909
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY	$	~~274,565~~ 174,727	$111,741

The accompanying notes are an integral part of these financial statements.

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
	Year Ended		Exploration Stage)
	September 30,	September 30,	to
	2005	2004	September 30, 2005
	(Restated)		(Restated)
REVENUES	$-	$-	$-
GENERAL AND ADMINISTRATIVE EXPENSES
Mineral exploration expenses	389,321	364,320	753,641
Other general and administrative expenses	160,741 ~~158,380~~	151,024	311,765 ~~309,404~~
TOTAL EXPENSES	550,062 ~~547,701~~	515,344	1,065,406 ~~1,063,045~~
LOSS FROM OPERATIONS	( 550,062 ~~547,701~~ )	(515,344)	( 1,065,406 ~~1,063,045~~ )
OTHER INCOME (EXPENSE)
Lease income	30,966	-	30,966
Change in fair value of derivatives	(9,395)	-	(9,395)
~~Debt issuance costs~~ Amortization of discount on note payable	( ~~2,852~~ 694 )	-	( ~~2,852~~ 694 )
Interest expense	( 1,788 ~~4,149~~ )	(1,922)	( 3,710 ~~6,071~~ )
TOTAL OTHER INCOME (EXPENSE)	~~14,570~~ 19,089	(1,922)	~~12,648~~ 17,167
LOSS BEFORE TAXES	( ~~533,131~~ 530,973 )	(517,266)	( ~~1,050,397~~ 1,048,239 )
INCOME TAX EXPENSE	-	-	-
NET LOSS $	( ~~533,131~~ 530,973 )	$(517,266)	$(1, ~~050,397~~ 048,239 )
NET LOSS PER COMMON SHARE,
BASIC AND DILUTED	$(0.08)	$(0.11)

WEIGHTED AVERAGE NUMBER
OF COMMON SHARES OUTSTANDING,
BASIC AND DILUTED	6,403,919	4,842,292

The accompanying notes are an integral part of these financial statements.

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
				Period from
				January 15, 2004
				(Inception of
	Year Ended			Exploration Stage)
	September 30,	September 30,		to
	2005	2004		September 30, 2005
	(Restated)			(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss $	( ~~533,131~~ 530,973 )	$(517,266)	$	( ~~1,050,397~~ 1,048,239 )
Adjustments to reconcile net loss to net cash
provided (used) by operating activities:
Depreciation	129	57		186
Amortization of ~~deferred debt issuance costs~~ discount on note payable	~~2,852~~ 694	-		~~2,852~~ 694
Change in fair value of derivatives	9,395	-		9,395
Common stock issued for services	-	144,000		144,000
Common stock issued for mineral agreement and leases	35,400	16,500		51,900
Stock options granted for consulting	34,850	-		34,850
Non-cash lease income	(65,000)	-		(65,000)
Changes in assets and liabilities:
Accounts payable	3,664	35,233		38,897
Related party payable	7,777	8,677		16,454
Accrued interest, notes payable	(1,922)	1,922		-
Deferred lease income	56,302	-		56,302
Net cash used by operating activities	(449,685)	(310,877)		(760,562)

CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:
Purchase of equipment	-	(643)		(643)
Net cash used by investing activities	-	(643)		(643)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Proceeds from related party notes payable	125,000	65,000		190,000
Proceeds from private placement	387,800	357,000		744,800
Net cash provided by financing activities	512,800	422,000		934,800

Net increase in cash and cash equivalents	63,115	110,480		173,595

Cash at beginning of period	111,155	675		675

72

Cash at end of period	$174,270	$111,155	$174,270

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Income taxes paid	$-	$-	$-
Interest paid	$-	$-	-

NON-CASH FINANCING AND INVESTING ACTIVITIES:

Common stock issued for services	$-	$144,000	$144,000
Common stock issued for mineral agreement	$35,400	$16,500	$51,900
Note payable paid by lease transfer	$65,000	$-	$65,000
Stock options issued for consulting	$34,850	$-	$-

The accompanying notes are an integral part of these financial statements.

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

September 30, 2005

Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Exploration Stage

The Company has been in the exploration stage since January 2004. At that time, the Company effected a control change as well as began the process of acquiring new mining properties.  The Company is not continuing to develop any of its previously owned properties, nor is it re-acquiring any properties that it owned in the years prior to the control change.  The Company has realized limited revenues from its planned operations. It is primarily engaged in the acquisition, exploration and development of natural resource properties. Upon establishing the existence of proven reserves in one of its properties, the Company plans to actively prepare the site for extraction and enter a development stage.

Fair Value of Financial Instruments

The Company's financial instruments as defined by SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," include cash and related party payables and loans payable.  All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at September 30, 2005 and 2004.

Going Concern

As shown in the accompanying financial statements, the Company has limited revenues, has an accumulated deficit prior to the exploration stage of $2,015,258 and a deficit accumulated during the exploration stage of $ ~~1,050,397~~ 1,048,239 ..  These factors indicate that the Company may be unable to continue in existence. The financial statements do not include any adjustments related to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.  Management plans to seek additional funding by means of a private placement of the Company’s stock to carry out exploration and development of its acquired mineral properties.

Basic and Diluted Net Loss Per Share

Net loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding.  Basic and diluted net loss per share were the same at September 30, 2005 and 2004, as the Company ~~’s~~   had outstanding at September 30, 2005 245,000 ~~and~~    exercisable options , 500,000 warrants and 500,000  ~~and~~  shares under convertible debt (totaling 1,245,000 shares) and at September 30, ~~2005~~  2004 ~~of 1,245,000~~  had 892,500 outstanding warrants that would be anti-dilutive and ~~the Company had no outstanding options or shares under convertible debt at September 30, 2004.~~  are not included in the calculations.

76

 TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

September 30, 2005

NOTE 6 – CONVERTIBLE DEBT

On August 24, 2005, the Company entered into a loan agreement with Swallow Family, LLC, an entity owned by Mr. John Swallow, the Company’s chairman, for the LLC to loan the Company $125,000, repayable at 10% interest on an interest only basis.  Monthly payments are $1, ~~041.67~~ 042 , beginning on September 1, 2005.  The term of the loan is from September 1, 2005 to September 1, 2008.  The loan is convertible to shares of the Company’s stock, at a price of $0.25 per share or the market price of the stock when the loan is repaid, whichever is less.  As of the note’s origination and as of September 30, 2005, the note principal could be converted into 500,000 shares of common stock.

The Company determined that the convertible debt includes an embedded derivative which will be treated as a stock purchase options and liability because of the underlying terms of the contract.

Following EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock,” and SFAS No. 133, the Company has recognized an embedded derivative in the convertible debenture.  For accounting and fair value purposes, this derivative will be accounted for as a stock option, following SFAS No. 123(R) for valuation purposes.  The fair value of the derivative was estimated on the grant date using the Black-Scholes Option Price Calculation.  The following assumptions were made in estimating fair value: risk-free interest rate of 5%; volatility of 18.3%; expected life of 3 years.  The initial fair value of the derivative was $102,690, which is being recognized in the liabilities of the balance sheet as a derivative from convertible debt .. ~~and has a corresponding amount being recognized as a deferred debit issuance cost on the balance sheet and~~  The convertible debt is discounted for the derivative and the discount is being amortized over the life of the loan using the effective interest method ..  Amortization expense for the year ended September 30, 2005 was $ ~~2,852~~ 694 ..

Under the guidance of SFAS No. 133 and EITF 00-19, the derivative is restated to its fair value on each reporting date.  To do so, the Company again values the convertible options using the Black-Scholes Opting Price Calculation.  Any changes to the fair value of the derivative are recognized on the income statement and recorded as other income or expense.  At September 30, 2005, the Company recognized an increase in the fair value of the derivative of $9,395.

NOTE 7 – PREFERRED STOCK

In January 2004, the Company authorized 10,000,000 shares of preferred stock, with a par value of $0.01 per share.  As of September 30, 2005 and 2004, there were no preferred shares issued or outstanding.

76

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

September 30, 2005

NOTE 8 – COMMON STOCK AND WARRANTS

Common Stock Issuances in 2005

On June 7, 2005, the Company sold 500,000 shares of common stock with a warrant attached entitling the holder to purchase an additional 500,000 shares at a price of $0.40 per share.  The securities were sold to a single investor in a non-brokered private placement. The Company realized net proceeds of $100,000 from this transaction. The warrants are effective through June 7, 2007.

Also during the year ended September 30, 2005, the Company issued 28,000 shares of common stock for the acquisition of several mining properties at a price of $0.55 per share (for a total of $15,400) and issued 50,000 shares of common stock for a mineral lease agreement at a price of $0.40 per share, or $20,000.  See Note 3.

Reverse Stock Split

In January 2004, the Company’s board of directors and executive officers resigned their positions and new directors and officers were subsequently elected.  This resulted in a control change within the Company.  The new board voted to effect a one for four reverse stock split and to subsequently increase the Company’s authorized common stock to a maximum of 100,000,000 shares with a par value of $0.001. After the reverse split, the Company had 4,253,000 shares of common stock outstanding. The accompanying financial statements have had all references to outstanding shares restated for this reverse stock split.

During the year ended September 30, 2004, the Company issued 600,000 shares of common stock to eight officers, directors, and consultants for the various services provided to the Company after the control change.  These shares were valued at $0.24 per share, which was determined to be the fair market value of the shares after the split. The Company also issued 20,000 shares of common stock for mineral lease agreements valued at $16,500. See Note 3.

Private Placement

On March 24, 2004, the Company commenced a private placement offering of 1,500,000 “units” at the price of $0.40 per unit.  Each unit offered consisted of one share of Company common stock and one one-year warrant entitling the warrant holder to purchase another share of Company common stock at $0.80 per share. During the year ended September 30, 2004, the Company sold 892,500 “units” for $357,000.  In January 2005, the Company reduced the price of the warrant to $0.40 for a period of 30 days.  The Company recalculated the warrant value based on the terms of the temporary change (including a risk-free interest rate of 5%; volatility of 18.3%; expected life of 30 days).  This recalculation valued the warrants less than originally recorded so no change to the value of the warrants was recorded.  A total of 555,000 shares were sold during the warrant re-pricing, for gross proceeds of $222,000 less commissions of $21,700.  The remaining warrants expired on May 31, 2005.

Through a separate private placement, the Company sold 350,000 shares of common stock for $0.25 per share, or $87,500.

The table below summarizes warrant activity:

76

Outstanding October 1, 2003	-

Exercised	-
Forfeited	-
Granted	892,500

Outstanding September 30, 2004	892,500

Exercised	(555,555)
Forfeited	(336,945)
Granted	500,000

Outstanding September 30, 2005	500,000

NOTE 9 – STOCK OPTIONS

In February 2004, the Company’s board adopted the 2004 Non-Qualified Stock Grant and Option Plan in order to provide incentives to directors, employees and others rendering services to the Company.  No options have been granted under this plan.

76

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

September 30, 2005

NOTE 13 – CORRECTION OF AN ERROR

The accompanying financial statements for September 30, 2005 have been restated to correct an error in the balance of deferred lease income and lease income.  The Company discovered that there was an error in the accounting for the lease income on its lease with Sterling Mining Company.  The Company is also restating for the change in the valuation of the convertible debenture.  The Company initially discounted the carrying value of the debenture by the amount of the beneficial conversion rights, but instead is ~~recognizing the full carrying value of the debenture as well as the fair~~ discounting the carrying value of the debenture by the fair value of the derivative as well as recognizing separately the fair value of the embedded derivative as prescribed under SFAS No. 133.  The effects of the restatement were to increase ~~assets (specifically deferred debt issuance costs from derivatives issued) by $99,838, increase~~  liabilities (specifically deferred lease income, convertible debt and derivative from convertible debt) by $168,387, ~~decrease~~  increase discount on convertible debt by $ ~~82,639~~ 19,357 , decrease equity (specifically beneficial conversion rights) by $85,000, increase change in fair value of derivatives by $9,395, ~~increase~~  decrease ~~debt issuance costs by $2,852,~~ amortization expense by $1,666 decrease lease income by $56,302 and increase net loss by $ ~~66,187~~ 64,029 ($nil per share).  See Notes 2, 3 and 6.

The following is the summary of the effects of the above corrections:

		As Originally Filed		As Corrected		Change

Financial Position
~~Deferred debt issuance costs from derivatives issued~~	~~$~~	~~-~~	~~$~~	~~99,838~~	~~$~~	~~99,838~~
Convertible notes payable		$125,000		$125,000		$-
Discount on convertible note payable		$82,639		$101,996 ~~99,838~~	$	~~(82,639)~~ 19,357
Derivative from convertible debt		$-		$112,085		$112,085
Deferred lease income		$-		$56,302		$56,302
Beneficial conversion rights		$85,000		$-		$(85,000)
Net loss		$466,944		$530,973 ~~533,131~~		$64,029 ~~66,187~~
Accumulated deficit		$984,210		$1, 048,239 ~~050,397~~		$6 4,029 ~~6,187~~

Results of Operations
Lease income		$87,268		$30,966		$(56,302)
Amortization of discount on note payable		$(2,360)		$(694)	$	~~2,360~~ (1,666)
Change in fair value of derivative		$-		$(9,395)		$(9,395)
~~Debt issuance costs~~	~~$~~	~~-~~	~~$~~	~~(2,852)~~	~~$~~	~~(2,852)~~

76

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
BALANCE SHEETS
		December 31.		September 30,
		2005		2005
		(Unaudited)
		(Restated)		(Restated)
ASSETS
CURRENT ASSETS
Cash		$6,864		$174,270

PROPERTY AND EQUIPMENT
Equipment, net of depreciation		425		457
TOTAL PROPERTY AND EQUIPMENT		425		457

OTHER ASSETS
 ~~Deferred debt issuance costs from derivatives issued, net~~		~~201,258~~	~~99,838~~
Deferred acquisition costs		53,000		-
TOTAL OTHER ASSETS		53,000		-
TOTAL ASSETS	$	~~254,258~~ 60.289	$	~~274,565~~ 174.727

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable		$8,154		$38,897
Related party payables		1,225		16,454
Deferred lease income		47,857		56,302
TOTAL CURRENT LIABILITIES		57,236		111,653

LONG-TERM LIABILITIES
Convertible notes payable - related party , net		~~225,000~~ 25,249		~~125,000~~ 23,004
Derivative from convertible debt		248,970		112,085
TOTAL LONG-TERM LIABILITIES		~~473,970~~ 285,467		~~237,085~~ 137,247

COMMITMENTS AND CONTINGENCIES		-		-

STOCKHOLDERS' EQUITY
Preferred stock, $0.01 par value; 10,000,000 shares
authorized, none issued and outstanding		-		-
Common stock, $0.001 par value; 100,000,000 shares
authorized, 7,366,125 and 7,266,125 shares issued
and outstanding		7,366		7,266
Additional paid-in capital		3,211,671		3,069,217
Accumulated deficit prior to exploration stage		(2,015,258)		(2,015,258)
Accumulated deficit during exploration stage		( ~~1,312,438~~ 1,313,945 )		( ~~1,050,397~~ 1,048,239 )
TOTAL STOCKHOLDERS' EQUITY		( ~~269,658~~ 271,165 )		74,172
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	~~261,547~~ 60,289	$	~~274,565~~ 174,727

See accompanying condensed notes to interim financial statements.

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
					Period from
					January 15, 2004
					(Inception of
		Three Months Ended			Exploration Stage)
		December 31,	December 31,		to
		2005	2004		December 31, 2005
		(Unaudited)			(Unaudited)
		(Restated)	(Unaudited)		(Restated)
REVENUES		$-	$-		$-
GENERAL AND ADMINISTRATIVE EXPENSES
Mineral exploration expenses		203,458	45,033		957,099
Other general and administrative expenses		28,439	18,387		3 40,204 ~~37,843~~
TOTAL EXPENSES		231,897	63,420		1,29 7,303 ~~4,942~~
LOSS FROM OPERATIONS		(231,897)	(63,420)		(1,29 7,303 ~~4,942~~ )

OTHER INCOME (EXPENSE)
Lease income		8,446	5,630		39,412
Change in fair value of derivatives		(23,765)	-		(33,160)
~~Debt issuance costs~~ Amortization of discount on note payable		( ~~11,700~~ 15,365 )	-		( ~~14,552~~ 16,059 )
Interest expense		(3,125)	-		( 6,835 ~~9,196~~ )
TOTAL OTHER INCOME (EXPENSE)		( ~~30,144~~ 33,809 )	5,630		( ~~17,496~~ 16,642 )

LOSS BEFORE TAXES		( ~~262,041~~ 265,706 )	(57,790)		( ~~1,312,438~~ 1,313,945 )
INCOME TAX EXPENSE		-	-		-
NET LOSS	$	( ~~262,041~~ 265,706 )	$(57,790)	$	( ~~1,312,438~~ 1,313,945 )

NET LOSS PER COMMON SHARE,
BASIC AND DILUTED		$(0.04)	$(0.01)

WEIGHTED AVERAGE NUMBER
OF COMMON SHARES OUTSTANDING,
BASIC AND DILUTED		7,279,312	5,783,125

See accompanying condensed notes to interim financial statements.

TIMBERLINE RESOURCES CORPORATION
(FORMERLY SILVER CRYSTAL MINES, INC.)
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
					Period from
					January 15, 2004
					(Inception of
		Three Months Ended			Exploration Stage)
		December 31,	December 31,		to
		2005	2004		December 31, 2005
		(Unaudited)			(Unaudited)
		(Restated)	(Unaudited)		(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$	( ~~262,041~~ 265,706 )	$(57,790)	$	( ~~1,312,438~~ 1,313,945 )
Adjustments to reconcile net loss to net cash					-
provided (used) by operating activities:					-
Depreciation and amortization		32	32		218
	Amortization of ~~deferred debt issuance costs~~ discount on note payable	~~11,700~~ 15,365	-		~~14,552~~ 16,059
Change in fair value of derivatives		23,765	-		33,160

Common stock issued for services		-	-		144,000
Common stock issued for mineral agreement and leases		-	-		51,900
Stock options granted for consulting		13,554	-		48,404
Non-cash lease income		-	(65,000)		(65,000)
Changes in assets and liabilities:
Accounts payable		(30,743)	(35,232)		8,154
Related party payable		(15,229)	(8,677)		1,225
Accrued interest, notes payable		-	(1,922)		-
Deferred lease income		(8,445)	81,639		47,857
Net cash used by operating activities		(267,406)	(86,950)		(1,027,968)

CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:
Purchase of equipment		-	-		(643)
Net cash used by investing activities		-	-		(643)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Proceeds from related party notes payable		100,000	-		290,000
Proceeds from private placement		-	-		744,800
Net cash provided by financing activities		100,000	-		1,034,800

Net increase in cash and cash equivalents		(167,406)	(86,950)		6,189

Cash at beginning of period		174,270	111,155		675
Cash at end of period		$6,864	$24,205		$6,864

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Income taxes paid		$-	$-		$-
Interest paid		$1,042	$-		2,830

NON-CASH FINANCING AND INVESTING ACTIVITIES:
Common stock issued for services		$-	$-		$144,000
Common stock issued for mineral agreement		$-	$-		$51,900
Note payable paid by lease transfer		$-	$-		$65,000
Stock options issued for consulting		$13,554	$-		$48,404
Common stock issued for due diligence		$53,000	$-		$53,000

See accompanying condensed notes to interim financial statements.

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

CONDENSED NOTES TO FINANCIAL STATEMENTS

December 31, 2005

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Going Concern

As shown in the accompanying financial statements, the Company has limited revenues, has an accumulated deficit prior to the exploration stage of $2,015,258 and a deficit accumulated during the exploration stage of $ ~~1,312,438~~ 1,313,945 ..  These factors indicate that the Company may be unable to continue in existence. The financial statements do not include any adjustments related to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.  Management plans to seek additional funding by means of a private placement of the Company’s stock to carry out exploration and development of its acquired mineral properties.

Basic and Diluted Net Loss Per Share

Net loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding.  Basic and diluted net loss per share were the same at December 31, 2005 and 2004, as the Company’s outstanding at December 31, 2005 245,000  ~~and~~  exercisable options , 500,000 warrants and 900,000  ~~and~~ shares under convertible debt (totaling 1,645,000 shares) and at December 31, ~~2005~~  2004 ~~of 1,645,000~~ had 892,500 outstanding warrants that would be anti-dilutive ~~and the Company had no outstanding options or shares under convertible debt at December 31 2004.~~ and are not included in the caculations.

Provision for Taxes

At December 31, 2005 and September 30, 2005, the Company had a net deferred tax asset calculated at an expected rate of 34% of approximately $1, ~~131~~ 131 ,000 and $1,040,000, respectively, principally arising from net operating loss carryforwards for income tax purposes. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset has been recorded at December 31, 2005.

	December 31, 2005	September 30, 2005
Net operating loss carryforwards	$3, ~~327~~ 3,329 ,000	$3,060,000

Deferred tax asset	$1,131,000	$1,040,000
Deferred tax asset valuation allowance	$(1,131,000)	$(1,040,000)

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TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

CONDENSED NOTES TO FINANCIAL STATEMENTS

December 31, 2005

At December 31, 2005, the Company has a net operating loss carryforward of approximately $3, ~~290~~ 329 ,000, which will expire in the years September 30, 2006 through September 30, 2025.  Not included in the calculation of deferred tax assets is approximately $48,000 in stock options granted to officers that are not deductible for tax purposes.  The table below shows the operating net loss carryforward by year of expiration.

The Tax Reform Act of 1986 substantially changed the rules relative to the use of net operating loss and general business credit carryforwards in the event of an “ownership change” of a corporation.  Due to the change in ownership during January 2004, the Company is restricted in the future use of net operating loss and tax credit carryforwards generated before the ownership change. As of December 31, 2005, this limitation is applicable to accumulated net operating losses of approximately $2,000,000, which were incurred prior to the change of ownership and would substantially limit the use of the Company’s respective, existing losses.  The change in the allowance account from September 30, 2005 to December 31, 2005 was $91,000.

The above estimates are based upon management’s decisions concerning certain elections which could change the relationship between net income and taxable income. Management decisions are made annually and could cause the estimates to vary significantly.

Recent Accounting Pronouncements

In March 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.”  This statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: a transfer of the servicer’s financial assets that meets the requirements for sale accounting; a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities ; or an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates.  The statement also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable and permits an entity to choose either the amortization or fair value method for subsequent measurement of each class of servicing assets and liabilities.  The statement further permits, at its initial adoption,  a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. This statement is effective for fiscal years beginning after September 15, 2006, with early adoption permitted as of the beginning of an entity’s fiscal year. Management believes the adoption of this statement will have no impact on the Company’s financial condition or results of operations.

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 TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

CONDENSED NOTES TO FINANCIAL STATEMENTS

December 31, 2005

On December 1, 2005, the Company entered into a loan agreement with Swallow Family, LLC, for the LLC to loan the Company $100,000, repayable at 10% interest on an interest only basis.  Monthly payments are $ ~~1,042~~ 833 , beginning on January 1, 2006.  The term of the loan is from December 1, 2006 to December 1, 2010.  The loan is convertible to shares of the Company’s stock, at a price of $0.25 per share or the market price of the stock when the loan is repaid, whichever is less.  The loan has been used to finance an exploration drilling program at the Snowstorm Project. As of the note’s origination and as of December 31, 2005, the note principal could be converted into 400,000 shares of common stock.  See Note 10.

The Company determined that the aforementioned convertible debt includes an embedded derivative which will be treated as a stock purchase options and liability because of the underlying terms of the contract.

Following EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock,” and SFAS No. 133, the Company has recognized an embedded derivative in the convertible debentures.  For accounting and fair value purposes, the derivatives will be accounted for as stock options, following SFAS No. 123(R) for valuation purposes.  The fair value of each derivative was estimated on the grant date using the Black-Scholes Option Price Calculation.  The following assumptions were made in estimating fair value: risk-free interest rate of 5%; volatility of 18.3% and 75.72%; expected life of 3 years.  The initial fair value of the derivative embedded in the $125,000 debt was $102,690 and the initial fair value of the $100,000 debt was $113,120, which are being recognized in the liabilities section of the balance sheet as derivatives from convertible debt.   ~~There is a corresponding amount being recognized as deferred debit issuance costs on the balance sheet and being amortized over the lives of the loans.~~ The excess of the fair value of the derivative related to the $100,000 loan (a total of $13,120) was immediately expensed in the current period.  The carrying value of the convertible debt is discounted for the derivative and the discount is being amortized over the life of the loan using a modified effective interest method.  Amortization expense for the three months ended December 31, 2005 was $ ~~11,700~~ 15,365 ..

Under the guidance of SFAS No. 133 and EITF 00-19, all derivatives are restated to their fair value on each reporting date.  To do so, the Company again values the convertible options using the Black-Scholes Option Price Calculation.  Any change to the fair value of the derivatives is recognized on the income statement and recorded as other income or expense.  At December 31, 2005, the Company recognized an increase in the fair value of the derivatives of $23,765.

NOTE 8 – ACQUISITION OF KETTLE DRILLING

On December 19, 2005, the Company signed a letter of intent (“LOI”) to acquire Kettle Drilling, Inc. (“Kettle”), a privately held corporation.  Under the terms of the LOI, the Company issued to Kettle 100,000 non-refundable shares of its common in exchange for a 75-day option within which to acquire an initial 60% stake in Kettle for $2.8 million.  On closing, the Company will then receive and additional option to acquire the remaining 40% of Kettle for $2 million over 2 years.  Key management personnel at Kettle have agreed to stay on with the Company for a minimum of three years after the initial transaction closes.

The value of the shares on the date issuance was $0.53 or $53,000 in total.  This was recorded as a deferred acquisition cost on the financial statements.

TIMBERLINE RESOURCES CORPORATION

(FORMERLY SILVER CRYSTAL MINES, INC.)

(An Exploration Stage Company)

CONDENSED NOTES TO FINANCIAL STATEMENTS

December 31, 2005

NOTE 9 – SUBSEQUENT EVENTS

Subsequent to the date of the financial statements, the Company initiated a private placement of the Company’s common stock.  Under the private placement agreement, the Company can sell up to 8,000,000 shares of stock for a total of $4,400,000.  The stock is being sold in units, with each “unit” offered containing one share of common stock and one warrant to purchase ½ of a share of the Company’s common stock (two warrants would be needed to purchase one share of common stock).  The units are to be sold for $0.55 per unit.  As of February 20, 2006, the Company has received approximately $1,300,000 under the private placement, and will issue the shares of stock at the closing of the private placement.

NOTE 10 – CORRECTION OF AN ERROR

The accompanying financial statements for December 31, 2005 have been restated to correct an error in the balance of deferred debt issuance cost and derivatives from convertible debt.  The Company initially discounted the carrying value of the debentures by the amount of the beneficial conversion rights, but instead is ~~recognizing the full carrying value of the debenture as well as~~  discounting the carrying value of the debentures by the fair value of the derivatives as well as recognizing separately the fair value of the embedded derivative as prescribed under SFAS No. 133.   The Company restated its September 30, 2005 financial statements for the same reason.   The effects of the restatement were to ~~increase assets (specifically deferred debt issuance costs from derivatives issued) by $201,258,~~  increase ~~liabilities (~~ convertible debt and derivative from convertible debt ~~)~~ by $ 209,911 , ~~decrease~~  increase the discount on convertible debt by $ ~~149,444~~ 50,307 , decrease equity (specifically beneficial conversion rights) by $161,000, increase change in fair value of derivatives by $23,765, increase ~~debt issuance costs~~ amortization of discount on convertible debt by $ ~~11,700~~ 6,170, increase accumulated deficit by $7,727 (due to the prior year restatement) and increase net loss by $ ~~26,271~~ 29,936 ($0.01 per share).  See Notes 3 and 7.

The following is the summary of the effects of the above corrections:

		As Originally Filed		As Corrected		Change
Financial Position
~~Deferred debt issuance costs from derivatives issued~~	~~$~~	~~-~~	~~$~~	~~201,258~~	~~$~~	~~201,258~~
Convertible notes payable		$225,000		$225,000		$-
Discount on convertible note payable		$149,444	$	~~-~~ 199,751	$	~~(149,444)~~ 50,307
Derivative from convertible debt		$-		$248,970		$248,970
Beneficial conversion rights		$161,000		$-		$(161,000)
Net loss		$235,770	$	~~262,041~~ 265,706	$	~~26,271~~ 29,936
Accumulated deficit *		$1,276,282	$	~~1,312,438~~ 1,313,945	$	~~36,156~~ 37,663
Results of Operations
Amortization of discount on note payable **		$(9,195)	$	~~-~~ (15,365)	$	~~9,195~~ (6,170)
Change in fair value of derivative		$-		$23,765		$23,765
~~Debt issuance costs $~~	~~-~~	~~$~~	~~11,700~~	~~$~~	~~11,700~~
Loss per share		$(0.03)		$(0.04)		$(0.01)

* Included in this change is $7,727 that was a correction of an error at September 30, 2005
**Originally included as part of interest income, this is now being recognized as a separate line item.

93